787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 20, 2017

Ms. Sheila Stout

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    BlackRock Allocation Target Shares (File No. 811-21457)

BlackRock Asian Dragon Fund, Inc. (formerly, BlackRock Pacific Fund, Inc.) (File No. 811-02661)

BlackRock CoRI Funds (File No. 811-22873)

BlackRock Credit Allocation Income Trust (File No. 811-21972)

BlackRock Debt Strategies Fund, Inc. (File No. 811-08603)

BlackRock Emerging Markets Fund, Inc. (File No. 811-05723)

BlackRock Floating Rate Income Trust (File No. 811-21566)

BlackRock FundsSM (File No. 811-05742)

BlackRock Funds II (File No. 811-22061)

BlackRock Funds III (File No. 811-07332)

BlackRock Global Allocation Fund, Inc. (File No. 811-05576)

BlackRock Latin America Fund, Inc. (File No. 811-06349)

BlackRock Long-Horizon Equity Fund (File No. 811-21759)

BlackRock Municipal 2018 Term Trust (File No. 811-10501)

BlackRock Multi-Sector Income Trust (File No. 811-22774)

BlackRock Series, Inc. (File No. 811-08797)

BlackRock Strategic Global Bond Fund, Inc. (File No. 811-05603)

Funds For Institutions Series (File No. 811-05149)

Managed Account Series (File No. 811-21763)

Master Institutional Money Market LLC (File No. 811-10631)

Master Investment Portfolio (File No. 811-08162)

Dear Ms. Stout and Ms. Churko:

On behalf of BlackRock Allocation Target Shares, BlackRock Asian Dragon Fund, Inc. (formerly, BlackRock Pacific Fund, Inc.), BlackRock CoRI Funds, BlackRock Credit Allocation Income Trust, BlackRock Debt Strategies Fund, Inc., BlackRock Emerging Markets Fund, Inc., BlackRock Floating Rate Income Trust, BlackRock FundsSM, BlackRock Funds II, BlackRock Funds III, BlackRock Global Allocation Fund, Inc., BlackRock Latin America Fund, Inc., BlackRock Long-Horizon Equity Fund, BlackRock Municipal 2018 Term Trust, BlackRock

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Multi-Sector Income Trust, BlackRock Series, Inc., BlackRock Strategic Global Bond Fund, Inc., Funds For Institutions Series, Managed Account Series, Master Institutional Money Market LLC and Master Investment Portfolio (each, a “Registrant” and collectively, the “Registrants”) (each series of each Registrant, a “Fund” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Dean Caruvana by telephone on September 8, 2017, October 26, 2017 and November 17, 2017 regarding the annual reports to shareholders (each, an “Annual Report” and collectively, the “Annual Reports”). It is noted that each series of BlackRock CoRI Funds liquidated on June 28, 2017.

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Annual Report(s).

All Registrants

Comment No. 1: In the Notes to the Financial Statements section of shareholder reports, include disclosure on the derivative transactions that were utilized during the period for Funds with significant exposure to derivatives.

Response: The Registrants respectfully note that the Funds include the referenced level of specificity regarding derivative transactions, where material, in the individual “Fund Summary” sections at the beginning of the applicable shareholder reports and include higher level qualitative disclosures about derivative transactions used by the Funds in the Notes to Financial Statements. The Registrants have determined to use this approach in an effort to make the financial statements and shareholder reports more readable for investors. The Registrants note that certain Funds are included in joint shareholder reports. Using this format, the Notes to Financial Statements cover all of the Funds included in the applicable report. The Funds believe that, as a result, attempting to include the same level of Fund-specific qualitative disclosure about derivatives transactions in the Notes to Financial Statements as is included in each Fund’s individual “Fund Summary” section would render the derivative transaction disclosure in the Notes to Financial Statements unwieldy and confusing to investors.

Comment No. 2: For Funds that trade total return swaps, please disclose the notional amount, counterparty and rate on index returns paid or received.

Response: The Registrants will add the requested disclosure in future shareholder reports, where required by the changes to Regulation S-X effective August 1, 2017.

Comment No. 3: Confirm that if a Fund has outstanding receivables from its investment adviser, such payments are being made to the Fund in the same time period that the Fund is making payments to its investment adviser (i.e., if a Fund’s investment management agreement provides for payments from the Fund to its investment adviser quarterly, all receivables due from the investment adviser to the Fund and accrued during the quarter are also being paid at the end of the quarter).

Response: The Registrants confirm that receivable amounts from the investment adviser are being reimbursed in the same time period as a Fund makes payments to the investment adviser.

Comment No. 4: Confirm that Funds which made distributions over the year complied with the shareholder notification requirements of Rule 19a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrants confirm that Funds which made distributions over the year complied with the shareholder notification requirements of Rule 19a-1 under the 1940 Act.

Comment No. 5: Confirm that any Fund that invests in credit default swaps can cover the notional amounts of such credit default swaps.

Response: In accordance with the Funds’ asset segregation policy, the Registrants confirm that where a Fund writes (sells) a credit default swap, the notional amount is segregated, and where a Fund purchases a credit default swap, the accrued and unsettled net payment amount is segregated. If a Fund writes (sells) a credit default swap, the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

Comment No. 6: If any Fund has restrictions on the use of cash (i.e. the cash is being held as collateral on derivative positions), disclose the restrictions on the face of the balance sheet and also as a separate line item.

Response: Amounts shown as “cash” on the Statement of Assets and Liabilities do not have restrictions. Cash amounts pledged related to certain investments (i.e., borrowed bond arrangements, reverse repurchase agreements, options written, OTC derivatives, TBA commitments, futures contracts, and centrally cleared swaps) are broken out as separate line items on the Statement of Assets and Liabilities, when applicable.

Comment No. 7: Please enhance the note on Significant Accounting Policies to include codification referencing ASC 946 to be clear on what guidance the Funds are following.

Response: The Registrants note that the Funds do not specifically cite any ASCs within the Notes to Financial Statements. However, the Registrants submit that each shareholder report discloses the guidance followed by the Funds. Within the “Organization” section, each Fund discloses that it is registered under the 1940 Act, on which basis it qualifies as an investment company under Topic 946. The Registrants further note that within the “Significant Accounting Principles” section, each Fund discloses that it is “considered an investment company under generally accepted accounting principles in the United States and follows the accounting and reporting guidance applicable to investment companies,” which provides the link to the codification ASC 946, Financial Services-Investment Companies.

Comments Referencing Specific Funds but Applicable to All Funds

Comment No. 8: According to the Schedule of Investments for BlackRock Total Factor Fund, a series of BlackRock FundsSM, the Fund has not invested in equity securities during the past three fiscal years. Consider revising the disclosure in the Fund’s prospectus to remove equity securities as a principal investment strategy of the Fund.

Response: Although the Fund does not currently invest directly in equity securities, the Fund invests in derivative instruments that are tied economically to equity securities. Such instruments, therefore, expose the Fund to risks similar to those of equity securities. The Registrant notes that the Fund may invest directly in equity securities in the future. In addition, the Registrant will consider supplementing the existing disclosure in the Fund’s prospectus to clarify that the equity securities in which the Fund invests may include derivative instruments that are tied economically to equity securities.

Comment No. 9: According to the Schedules of Investments for each of iShares Russell Mid-Cap Index Fund (formerly, BlackRock Midcap Index Fund), iShares Total U.S. Stock Market Index Fund (formerly, BlackRock Total Stock Market Index Fund), iShares Russell Small/Mid-Cap Index Fund (formerly, BlackRock Small/Mid Cap Index Fund), iShares MSCI Developed World Index Fund (formerly, BlackRock MSCI World Index Fund) and iShares MSCI Asia ex Japan Index Fund (formerly, BlackRock MSCI Asia ex-Japan Index Fund), each a series of BlackRock FundsSM, the Fund has exposure to futures. Consider adding disclosure in each Fund’s prospectus regarding investment in futures as an investment strategy.

Response: The Registrant notes that investments in futures are included under “Other Strategies - Derivatives” in each Fund’s prospectus.

Comment No. 10: Each of BlackRock Floating Rate Income Trust, BlackRock Credit Allocation Income Trust and BlackRock Multi-Sector Income Trust is classified as a non-diversified registered investment company under the 1940 Act. However, the Schedule of Investments for each Fund suggests that the Fund may be diversified under the 1940 Act. If a non-diversified Fund operates as a diversified Fund for three years, the Fund should be considered diversified. If a Fund is considered diversified, the Fund must obtain shareholder approval to revert back to operating as a non-diversified Fund.

Response: The Registrants note that each of BlackRock Floating Rate Income Trust and BlackRock Credit Allocation Income Trust is currently classified as diversified, as disclosed in each Fund’s semi-annual report for the period ended April 30, 2017. BlackRock Multi-Sector Income Trust notes that it currently remains classified as non-diversified.

Comment No. 11: According to the Schedule of Investments for BlackRock Exchange Portfolio, a series of BlackRock FundsSM, the Fund has more than 25% of its assets invested in issuers in the financial sector. If the Fund plans to invest 25% or more of its assets in issuers in the financial sector for three or more years, add sector risk as a principal risk in the Fund’s prospectus.

Response: The Registrant will add the requested disclosure in a future prospectus for the Fund.

Comment No. 12: With respect to the BlackRock Total Emerging Markets Fund, a series of BlackRock FundsSM, it appears the Fund is including derivatives to meet its 80% policy under Rule 35d-1 of the 1940 Act. Please clarify if this is correct. If the Fund is including derivatives to meet its 80% policy, please include investments in derivatives as part of the Fund’s 80% policy. Derivatives must be valued at mark-to-market for purposes of the 80% policy.

Response: The Registrant confirms that the Fund includes derivatives in its 80% policy, which states: “Under normal circumstances, the Fund seeks to invest at least 80% of its net assets plus any borrowings for investment purposes in equity and debt instruments and related derivative instruments issued by, or tied economically to, companies or other issuers located in emerging markets” (emphasis added). The Registrant confirms that derivatives are valued at mark-to-market for purposes of this 80% policy, with the exception of contracts for difference, which are valued at notional amount.

Comment No. 13: In the Portfolio Management Commentary section of shareholder reports for certain Registrants with multiple series that have very similar investment strategies (i.e., BlackRock LifePath® Dynamic 2020 Fund, BlackRock LifePath® Dynamic 2025 Fund, BlackRock LifePath® Dynamic 2030 Fund, BlackRock LifePath® Dynamic 2035 Fund, BlackRock LifePath® Dynamic 2040 Fund, BlackRock LifePath® Dynamic 2045 Fund, BlackRock LifePath® Dynamic 2050 Fund, BlackRock LifePath® Dynamic 2055 Fund, BlackRock LifePath® Dynamic 2060 Fund and BlackRock LifePath® Dynamic Retirement Fund, each a series of BlackRock Funds III (collectively, the “LifePath Dynamic Funds”), and BlackRock 20/80 Target Allocation Fund, BlackRock 40/60 Target Allocation Fund, BlackRock 60/40 Target Allocation Fund and BlackRock 80/20 Target Allocation Fund, each a series of BlackRock Funds II (collectively, the “Target Allocation Funds”)), please include a broader discussion of factors that influenced performance for the year as it relates to each specific series of the Registrant.

Response: The Registrants note that the referenced Funds are funds-of-funds and typically have the same investment holdings across all Funds, although the weightings of the underlying funds may vary for each Fund. Therefore, the Registrants believe that discussions regarding the impact of certain factors (i.e., investments in the underlying funds) on performance as set forth in the Portfolio Management Commentary is appropriate for all Funds in the same shareholder report. The Registrants respectfully note that that the shareholder reports do discuss the components of the underlying funds’ investments such as asset allocation strategies that detracted and contributed to the performance of the Funds, and further note that such components will have similar impacts on all Funds in the shareholder report.

Comment No. 14: In the Portfolio Management Commentary section of shareholder reports for certain Registrants with multiple series that have very similar investment strategies (i.e., the LifePath Dynamic Funds and the Target Allocation Funds), please include a discussion on the effect of derivatives on each specific series of the Registrant rather than a general discussion covering all series in the shareholder report.

Response: Please see the response to Comment No. 13 above. With respect to these funds-of-funds, the Registrants believe that discussions regarding the impact of derivatives on performance as set forth in the Portfolio Management Commentary is appropriate for all Funds that are in the same shareholder report.

Comment No. 15: In the Portfolio Management Commentary section of shareholder reports for BlackRock Global Allocation Fund, Inc. and BlackRock Strategic Global Bond Fund, Inc., please enhance the disclosure to discuss the effect that derivatives had on the Fund’s performance.

Response: The Registrants will include the suggested disclosure in future shareholder reports, where derivatives have a material impact on a Fund’s performance. The Registrants note that such disclosure is included in BlackRock Global Allocation Fund, Inc.’s annual report for the fiscal year ended October 31, 2016.

Comment No. 16: In the Portfolio Management Commentary section of shareholder reports for iShares Edge MSCI Min Vol USA Index Fund (formerly, BlackRock Min Vol USA Index Fund) and iShares Edge MSCI Min Vol EAFE Index Fund (formerly, BlackRock Min Vol EAFE Index Fund), each a series of BlackRock FundsSM, please identify a benchmark for each Fund.

Response: The Registrants note that the July 31, 2016 annual report for the above-referenced Funds did not include a Portfolio Management Commentary or Performance Summary Section because each Fund’s inception date was July 13, 2016. It is the Registrants’ policy not to include the Portfolio Management Commentary or Performance Summary information when a fund’s inception is less than six months from the balance sheet date. Each Fund began including benchmark disclosure in its January 31, 2017 semi-annual report.

Comment No. 17: For each of BlackRock Global Long/Short Equity Fund, BlackRock Global Long/Short Credit Fund and BlackRock Advantage Emerging Markets Fund (formerly, BlackRock Emerging Markets Long/Short Equity Fund), each a series of BlackRock FundsSM, please explain how the benchmark index is deemed an appropriate broad based index for the Fund.

Response: The benchmark index for each of BlackRock Global/Long Short Equity and BlackRock Global Long/Short Credit Fund is the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index. The benchmark index for BlackRock Advantage Emerging Markets Fund (formerly, BlackRock Emerging Markets Long/Short Equity Fund) is the MSCI EM Index (the Fund’s former benchmark prior to its change in strategy was the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index). The Registrant believes the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate broad-based index for use as the benchmark for each of BlackRock Global/Long Short Equity and BlackRock Global Long/Short Credit Fund in light of each Fund’s investment objective as a market neutral Fund, which is to seek total return over the long term and to seek absolute total returns over a complete market cycle, respectively.

Comment No. 18: For the BlackRock Advantage Emerging Markets Fund (formerly, BlackRock Emerging Markets Long/Short Equity Fund), a series of BlackRock FundsSM, please reconcile the summary prospectus showing no Acquired Fund Fees and Expenses (“AFFE”) with the Financial Highlights that show 18 bps of AFFE.

Response: In connection with a name change to BlackRock Advantage Emerging Markets Fund, the BlackRock Emerging Markets Long/Short Equity Fund changed its investment strategies on June 12, 2017. As part of its new investment strategies, the Fund discontinued its shorting strategy, thus greatly reducing the need to hold a large cash balance for the Fund’s investments in short positions. The previous strategy required the Fund to hold a large cash balance that generated the 18 bps of AFFE for its investment in money market funds. AFFE was estimated upon the repurpose to reflect the expected cash balance, and therefore, AFFE, of the Fund under the new strategy.

Comment No. 19: Please ensure that the net expense ratios and gross expense ratios in the shareholder reports match the net expense ratios and gross expense ratios in each respective Fund’s prospectus. Please explain any discrepancies. Some examples of discrepancies include:

With respect to the following series of BlackRock Funds II:

19(a): Target Allocation Funds (gross and net expense ratios off by 2-3bps);

Response: As noted in a footnote to the prospectus fee table, the gross expenses do not tie to the Funds’ shareholder report due to the restatement of AFFE and Other Expenses. The Funds incurred offering costs in fiscal year 2016 related to the launch of Class K Shares. Other Expenses were restated for fiscal year 2017 to exclude these expenses. AFFE was updated to reflect current fees of the underlying funds.

19(b): BlackRock Core Bond Portfolio (gross and net expense ratios off by 2-3bps);

Response: The Fund’s prospectus reflects reductions in each class’s contractual expense cap, effective October 14, 2016.

19(c): BlackRock Credit Strategies Income Fund (gross and net expense ratios off by 2-3bps);

Response: The Fund’s prospectus reflects reductions in each class’s contractual expense cap, effective July 1, 2016.

19(d): BlackRock Dynamic High Income Portfolio (gross and net expense ratios off by 2-3bps);

Response: Please see the response to Comment 19(r) below.

19(e): BlackRock Emerging Markets Bond Fund, BlackRock Emerging Markets Local Currency Bond Fund (gross and net expense ratios off by 2-3bps);

Response: The Registrant notes that these Funds launched on July 27, 2017 and have not yet filed a shareholder report.

19(f): BlackRock Emerging Markets Flexible Dynamic Bond Portfolio (gross and net expense ratios off by 2-3bps);

Response: The Fund’s prospectus reflects reductions in each class’s contractual expense cap, effective October 14, 2016.

19(g): BlackRock Floating Rate Income Portfolio (gross and net expense ratios off by 2-3bps);

Response: The Total Annual Fund Operating Expenses in the prospectus do not correlate to the ratio of expenses to average net assets given in the Fund’s most recent annual report, which does not include AFFE. Net expense ratios in the shareholder report include waivers and/or reimbursements that were applied during the fiscal year. The prospectus does not reflect these waivers as BlackRock has not contractually agreed to cap net expenses at the net expense ratios reflected in the shareholder report.

19(h): BlackRock Global Dividend Portfolio (gross and net expense ratios off by 2-3bps);

Response: The Total Annual Fund Operating Expenses in the Fund’s prospectus do not correlate to the ratios of expenses to average net assets given in the Fund’s most recent annual report due to AFFE.

19(i): BlackRock GNMA Portfolio (gross and net expense ratios off by 2-3bps);

Response: The Fund’s prospectus reflects reductions in each class’s contractual expense cap, effective October 14, 2016, and a reduction in the management fee effective June 12, 2017.

19(j): BlackRock High Yield Bond Portfolio (gross and net expense ratios off by 2-3bps);

Response: The Total Annual Fund Operating Expenses in the prospectus do not correlate to the ratios of expenses to average net assets given in the Fund’s most recent annual report due to AFFE.

19(k): BlackRock Inflation Protected Bond Portfolio (gross and net expense ratios off by 2-3bps);

Response: The Fund’s prospectus reflects reductions in each class’s contractual expense cap, effective October 14, 2016, and a reduction in the management fee effective June 12, 2017.

19(l): BlackRock Low Duration Bond Portfolio (gross and net expense ratios off by 2-3bps);

Response: The Fund’s prospectus reflects reductions in each class’s contractual expense cap, effective October 14, 2016, and a reduction in the management fee effective June 12, 2017.

19(m): BlackRock Managed Income Fund (gross and net expense ratios off by 2-3bps);

Response: The Total Annual Fund Operating Expenses in the Fund’s prospectus do not correlate to the ratios of expenses to average net assets given in the Fund’s most recent annual report, which do not include the estimation of Other Expenses for Investor C Shares or the estimated AFFE for the current fiscal year.

19(n): BlackRock Multi-Asset Income Portfolio (gross and net expense ratios off by 2-3bps);

Response: The Total Annual Fund Operating Expenses in the Fund’s prospectus do not correlate to the ratios of expenses to average net assets given in the Fund’s most recent annual report due to AFFE.

19(o): BlackRock Strategic Income Opportunities Portfolio (gross and net expense ratios off by 2-3bps);

Response: The Total Annual Fund Operating Expenses in the Fund’s prospectus do not correlate to the ratios of expenses to average net assets given in the Fund’s most recent annual report due to AFFE. Net expenses in the prospectus include a contractual management fee waiver related to certain affiliated investments that was effective September 1, 2016.

19(p): BlackRock U.S. Government Bond Portfolio (gross and net expense ratios off by 2-3bps);

Response: The Fund’s prospectus reflects reductions in each class’s contractual expense cap, effective October 14, 2016, and a reduction in the management fee effective June 12, 2017.

19(q): BlackRock LifePath® Smart Beta 2020 Fund, BlackRock LifePath® Smart Beta 2025 Fund, BlackRock LifePath® Smart Beta 2030 Fund, BlackRock LifePath® Smart Beta 2035 Fund, BlackRock LifePath® Smart Beta 2040 Fund, BlackRock LifePath® Smart Beta 2045 Fund, BlackRock LifePath® Smart Beta 2050 Fund, BlackRock LifePath® Smart Beta 2055 Fund, BlackRock LifePath® Smart Beta 2060 Fund and BlackRock LifePath® Smart Beta Retirement Fund, each a series of BlackRock Funds II (collectively, the “BlackRock LifePath Smart Beta Funds”) (gross and net expense ratios off by 2-3bps);

Response: The Total Annual Fund Operating Expenses in the Fund’s prospectus do not correlate to the ratios of expenses to average net assets given in the Fund’s most recent annual report, which do not include the estimation of AFFE to reflect current fees.

19(r): BlackRock Dynamic High Income Portfolio (net expense ratio);

Response: BlackRock reduced the contractual expense cap of each share class effective September 26, 2016. These caps are reflected in the prospectus fee table.

19(s): BlackRock Short Obligations Fund, a series of BlackRock FundsSM (prospectus does not include a line for recoupment of fees but it is included in shareholder reports; net expense ratio also off);

Response: Recoupment is included in Other Expenses in the Fund’s prospectus. As noted in the shareholder report, the recoupment “has no financial impact to the expense ratio.” The net expense ratios do not tie as the shareholder report includes voluntary waivers and/or reimbursements that cannot be reflected in the Fund’s prospectus fee table.

19(t): BlackRock Global Long/Short Credit Fund, a series of BlackRock FundsSM (reconcile net expense ratio excluding dividend and interest expense between prospectus and shareholder report);

Response: The discrepancy between the net expense ratio (excluding dividend, interest expense and AFFE) of the prospectus and the shareholder report is due to voluntary waivers and/or reimbursements that cannot be captured in the Fund’s prospectus fee table.

19(u): FFI Government Fund, a series of Funds For Institutions Series (net expense ratio);

Response: The discrepancy between the net expense ratio of the prospectus and the shareholder report is due to voluntary waivers and/or reimbursements that cannot be captured in the Fund’s prospectus fee table.

19(v): BlackRock International Fund, a series of BlackRock Series, Inc. (gross expense ratio for Institutional and Investor A Shares; gross and net expense ratio for Investor C and Class R Shares);

Response: Other Expenses have been updated to reflect current fees associated with the collapse of the Fund’s master/feeder structure.

19(w): BlackRock Total Emerging Markets Fund, a series of BlackRock FundsSM (gross and net expense ratios);

Response: The Fund’s prospectus reflects reductions in each class’s contractual expense cap, effective June 15, 2016, and reduction in the management fee, effective October 1, 2016.

19(x): BlackRock Exchange Portfolio, a series of BlackRock FundsSM (tax expense of 38 bps is not disclosed in the fees and expenses table of the prospectus);

Response: The 38 bps of tax expense were incurred in fiscal year 2015. The Fund’s current prospectus does not reflect tax expense as the fees and expenses table is based on fiscal year 2016 expenses which did not include any material tax expense.

19(y): BlackRock Long-Horizon Equity Fund (net expense ratio for Investor B Shares);

Response: The net expense ratio in the shareholder report includes waivers and/or reimbursements that were applied to Investor B during the fiscal year. The prospectus does not reflect these waivers as BlackRock has not contractually agreed to cap net expenses at the net expense ratio reflected in the shareholder report.

19(z): BlackRock Strategic Global Bond Fund, Inc. (net expense ratio);

Response: BlackRock reduced the contractual expense cap of each share class effective October 14, 2016, these caps are reflected in the prospectus fee table.

19(aa): BlackRock LifePath Smart Beta Funds and BlackRock LifePath® Index 2020 Fund, BlackRock LifePath® Index 2025 Fund, BlackRock LifePath® Index 2030 Fund, BlackRock LifePath® Index 2035 Fund, BlackRock LifePath® Index 2040 Fund, BlackRock LifePath® Index

2045 Fund, BlackRock LifePath® Index 2050 Fund, BlackRock LifePath® Index 2055 Fund, BlackRock LifePath® Index 2060 Fund and BlackRock LifePath® Index Retirement Fund, each a series of BlackRock Funds III, (collectively, the “LifePath Index Funds”) (gross and net expense ratios; AFFE does not agree between prospectus and shareholder report).

Response: AFFE includes each Fund’s pro rata share of the fees and expenses incurred by investing in certain other funds, including the underlying funds, and have been restated in the prospectus to reflect current fees.

Comment No. 20: For BlackRock Core Bond Portfolio, a series of BlackRock Funds II, please include both the rates paid and received on total return swaps.

Response: The Registrant will add the requested disclosure in future shareholder reports, where required by the changes to Regulation S-X effective August 1, 2017. The Registrant respectfully notes that rates are not paid or received on volatility swaps.

Comment No. 21: For BlackRock Multi-Sector Income Trust, please explain in the Notes to the Financial Statements section of the Fund’s shareholder reports, the basis for accounting for reimbursements for trade processing errors as other income based on guidance (ASC 946-20-45-1).

Response: The Registrant notes that guidance from Chapter 8.36 of the AICPA Audit and Accounting Guide – Investment Companies (2016) states that “items relating to specific portfolio securities are typically recorded as an adjustment to realized or unrealized gains or losses. Otherwise, the item and a subsequent revaluation should be presented as other income.” The Fund incurred overdraft fees related to a trade processing error during the period ended October 31, 2016 and did not realize gain or loss on the investment. The reimbursement was related to overdraft fees and not related to net gains (losses) realized on the disposal of investments described in ASC 946-20-45-1. As such, the income was presented as “other income-affiliated” in the Statements of Operations.

Comment No. 22: In the Notes to the Financial Statements section of shareholder reports for BlackRock International Fund, a series of BlackRock Series, Inc., and BlackRock Floating Rate Income Portfolio, a series of BlackRock Funds II, expand the derivatives disclosure and specify the types of derivatives each Fund invests in.

Response: Please see the response to Comment No. 1 above.

Comment No. 23: BATS: Series C Portfolio, a series of BlackRock Allocation Target Shares, is invested in credit default swaps and utilizes ratings by S&P Global Ratings (“S&P”). In the Portfolio Management Commentary section of shareholder reports, the discussion mentions ratings by Moody’s Investors Service, Inc. (“Moody’s”) and S&P. If the Fund is not using Moody’s, please remove from management’s discussion.

Response: The Registrant respectfully notes that ASC 815-10-50-4K states “the current status (that is, as of the date of the statement of financial position) of the payment/performance risk of the credit derivative, which could be based on either recently issued external credit ratings or current internal groupings used by the seller to manage its risk.” The Registrant believes that the current disclosure is appropriate and satisfies that requirement.

Comment No. 24: In the Portfolio Management Commentary section of shareholder reports for BATS: Series A Portfolio, a series of BlackRock Allocation Target Shares, the discussion mentions a “meaningful position in cash” but the balance sheet shows the Fund holding 0% in cash. Please clarify.

Response: Sweep investments are considered a component of cash for management discussion purposes. The Fund’s policy is to discuss the “meaningful position in cash” and the sweep investment vehicle was 15.7% of the total value of investments (16.5% of the total net assets).

Comment No. 25: With respect to the Statement of Operations for BATS: Series E Portfolio and BATS: Series P Portfolio, each a series of BlackRock Allocation Target Shares, please explain why the expenses are less for pricing these two series of BlackRock Allocation Target Shares compared to the other four series of the Registrant.

Response: With respect to BATS: Series P Portfolio, the Fund is a fund-of-funds that invests in only one underlying fund and has limited derivative investments. As such, the pricing fees are significantly lower than those of the other series of the Registrant. With respect to BATS: Series E Portfolio, the pricing vendor undercharged the Fund and will not seek recoupment of the undercharged fees in the future.

Comment No. 26: For iShares MSCI Developed World Index Fund (formerly, BlackRock MSCI World Index Fund), a series of BlackRock FundsSM, some of the other Funds in the combined shareholder report filing do not have an administration fee. Please explain why the iShares MSCI Developed World Index Fund has an administration fee.

Response: The Registrant notes that the administration fees line item for the Fund was characterized in error in the annual report for the period ended July 31, 2016. This amount should have been characterized as advisory fees rather than administration fees.

Comment No. 27: The investment adviser recouped fees for each of the BlackRock 40/60 Target Allocation Fund, a series of BlackRock Funds II, the BlackRock Global Long/Short Credit Fund, a series of BlackRock FundsSM, and the LifePath Index Funds. Please confirm whether recoupment is included in the fee table.

Response: The Registrants confirm that recoupments are included in the fee tables for each Fund.

Comment No. 28: For BlackRock Low Duration Bond Fund, a series of BlackRock Funds II, and BlackRock Global Allocation Fund, Inc., please update each Fund’s registration statement to describe barrier options under derivatives risk and include the direction of barrier options in each Fund’s shareholder reports.

Response: The Registrants note that disclosure within a Fund’s Notes to Financial Statements provides an explanation of the terms of the barrier options held and that the direction of the barrier options is disclosed in each Fund’s shareholder report, as applicable. The Registrants will consider enhancing the disclosure in the Funds’ registration statement going forward.

Comment No. 29: With respect to BlackRock Floating Rate Income Portfolio, a series of BlackRock Funds II, please discuss the rate on floating rate loans in the reporting period. In the description of portfolio holdings, include the lending rate, spread and floor.

Response: The Registrant will add the requested disclosure in future shareholder reports, as required by the changes to Regulation S-X effective August 1, 2017. The Registrant respectfully notes that rates are not paid or received on volatility swaps.

Comment No. 30: In the prospectus for BlackRock Floating Rate Income Portfolio, a series of BlackRock Funds II, and BlackRock Floating Rate Income Trust, disclose that it may take more than 7 days to settle bank loans and address how the Fund intends to meet short-term liquidity as a result of the lengthy settlement. The principal risk factor discussing bank loans in each Fund’s prospectus should also disclose the lengthy time period and that floating rate loans may not be considered securities.

Response: The Registrants respectfully submit that these risks and each Fund’s access to liquidity are adequately disclosed in the prospectus under “Corporate Loans Risk” and in the Statement of Additional Information under “Bank Loans” with respect to BlackRock Floating Rate Income Portfolio, and in the shareholder report under “Notes to Financial Statements – Floating Rate Loan Interests” with respect to both Funds. Further, each Fund includes disclosure pertaining to its access to a line of credit facility in its shareholder report under “Notes to Financial Statements – Bank Borrowings.” The Registrants note that BlackRock Floating Rate Income Trust is a closed-end fund and therefore does not maintain a current prospectus and is not required to maintain any portion of its portfolio in liquid assets.

Comment No. 31: With respect to BlackRock Floating Rate Income Portfolio and BlackRock Credit Strategies Income Fund, each a series of BlackRock Funds II, given the liquidity of floating rate loans, explain how investments in floating rate loans are appropriate for the open-end fund structure such as frequency of trades, volatility of trades and valuation.

Response: As open-end funds, each Fund considers the liquidity of floating rate loans (also referred to herein as “bank loans”) in managing liquidity risk. Firstly, each Fund is limited to investing 15% of its assets in illiquid assets, which are defined as assets that may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the asset on its books. As a result, each Fund’s portfolio consists generally of liquid assets, including cash and cash equivalents, to help the Fund meet its liquidity needs. In addition, depending on its liquidity needs, each Fund may seek to invest in more liquid bank loans and larger bank loan deals. Further, as disclosed in its registration statement, in seeking to meet its liquidity needs, each Fund may (i) borrow from banks (as defined in the Investment Company Act of 1940, as amended) in amounts up to 33 1/3% of its total assets (including the amount borrowed), (ii) borrow up to an additional 5% of its total assets for temporary purposes, (iii) may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities, and (iv) may purchase securities on margin to the extent permitted by applicable law. Each Fund is a party to a Credit Agreement, pursuant to which the Fund may borrow under the Credit Agreement to meet shareholder redemptions and for other lawful purposes. In particular, the Registrant notes that, under the Credit Agreement, each of BlackRock Floating Rate Income Portfolio and BlackRock Credit Strategies Income Fund is able to borrow up to an aggregate commitment amount of $850 million for such purposes, subject to asset coverage and certain other limits, and notes that the Funds may not borrow under such Credit Agreement for leverage. The Funds further note that the risks relating to investments in bank loans, including the possibility of extended settlement processes, are disclosed in each Fund’s prospectus and Statement of Additional Information.

We note that there are a number of open-end mutual funds that currently invest in floating rate loans as a principal investment strategy.

Comment No. 32: With respect to BlackRock Floating Rate Income Portfolio, a series of BlackRock Funds II, and BlackRock Floating Rate Income Trust, please explain how the Fund plans to satisfy all unfunded commitments.

Response: Each Fund intends to satisfy any unfunded commitments with cash and other liquid assets in its portfolio. The Registrants further note that each Fund may borrow from banks or other lenders in order to meet its liquidity needs, as described in the response to Comment 31 above. BlackRock Floating Rate Income Trust, a closed-end fund not described in Comment 31, may also borrow money in accordance with Section 18 of the 1940 Act.

Comment No. 33: BlackRock Dynamic High Income Portfolio and BlackRock Multi-Asset Income Portfolio, each a series of BlackRock Funds II, each invest in collateralized loan obligations (“CLOs”) (and floating rate loans for BlackRock Multi-Asset Income Portfolio). Please explain how, given such instruments’ lack of liquidity, each Fund has determined the strategy is appropriate for an open-end fund.

Response: See response to Comment 31 with respect to the portion of the comment relating to floating rate loans in BlackRock Multi-Asset Income Portfolio.

As open-end funds, each Fund considers the liquidity of CLOs in managing liquidity risk. However, each Fund believes that there are several ways to help manage fund liquidity risk. Firstly, each Fund is limited to investing 15% of its assets in illiquid assets, which are defined as assets that may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the asset on its books. As a result, each Fund’s portfolio consists generally of liquid assets, including cash and cash equivalents, to help the Fund meet its liquidity needs. In addition, as disclosed in its registration statement, each Fund may borrow to meet redemption requests. The Funds further note that the risks relating to investments in collateralized debt obligations, including CLOs, are disclosed in each Fund’s prospectus and Statement of Additional Information.

Comment No. 34: The LifePath® Dynamic Retirement Master Portfolio, a series of Master Investment Portfolio, BlackRock LifePath® Smart Beta 2020 Fund, BlackRock LifePath® Smart Beta 2040 Fund, BlackRock LifePath® Smart Beta 2045 Fund, BlackRock LifePath® Smart Beta 2050 Fund, BlackRock LifePath® Smart Beta 2055 Fund, and BlackRock LifePath® Smart Beta

Retirement Fund, each a series of BlackRock Funds II, have significant investments in other funds. Provide disclosure in the Financial Highlights on how shareholders can find the financials of underlying funds.

Response: The Registrants note that they comply with a policy whereby if an underlying fund represents more than 25% but less than 75% of a Fund’s assets, the Registrant will disclose in the Notes to Financial Statements instructions as to how a shareholder may obtain the latest financial statements of the underlying fund.

Comment No. 35: With respect to the LifePath Dynamic Funds, the percentage breakdown of types of securities in the prospectus and the shareholder report for each Fund do not line up. Consider enhancing disclosure in the prospectus for each Fund to include a breakdown of the types of securities that matches the breakdown of types of securities in the Fund’s shareholder report.

Response: The Registrant respectfully declines to make this change, as it believes the allocation of types of portfolio securities pursuant to each Fund’s strategy is accurately reflected in the Fund’s prospectus. The Registrant notes that for purposes of reporting each Fund’s portfolio composition in its shareholder report, “short-term securities” are broken out separately.

Comment No. 36: The BlackRock LifePath® Index 2035 Fund, a series of BlackRock Funds III, has a separate line item for “return of capital” but the Statement of Changes in Net Assets does not include return of capital. Please clarify.

Response: The Registrant notes that the line item was inadvertently included in the shareholder report. The amount disclosed of (0.00) had no impact to total distributions per share or total return amounts for the share class in the Financial Highlights. The Registrant will correct this line item going forward.

Comment No. 37: For BlackRock Real Estate Securities Fund, a series of BlackRock FundsSM, please update the Fund’s prospectus to include counterparty credit risk to conform to the risk currently in the Fund’s financial statements.

Response: The Registrant submits that this risk is adequately disclosed under “Derivatives Risk – Counterparty Risk” in the section of the Fund’s prospectus entitled “Other Risks of Investing in the Fund.”

Comment No. 38: For iShares MSCI Total International Index Fund (formerly, BlackRock Total International ex U.S. Index Fund), a series of BlackRock Funds III, please explain why passive investment risk is not a principal risk of the Fund. Consider including passive investment risk as a principal risk in the Fund’s prospectus.

Response: The Registrant will consider adding “passive investment risk” to the Fund’s prospectus in the next update to its registration statement.

Comment No. 39: In the Portfolio Management Commentary section of shareholder reports for iShares Russell 1000 Large-Cap Index Fund (formerly, BlackRock Large Cap Index Fund), a series of BlackRock Funds III, BlackRock Debt Strategies Fund, Inc. and BlackRock Balanced Capital Fund, Inc., please enhance the disclosure to discuss the effect that derivatives had on the Fund’s performance.

Response: The Registrants will include the suggested disclosure in future shareholder reports, where derivatives have a material impact on a Fund’s performance.

Comment No. 40: With respect to iShares MSCI Total International Index Fund (formerly, BlackRock Total International ex U.S. Index Fund), a series of BlackRock Funds III, during the fiscal year ended December 31, 2016, the Fund’s audit opinion did not include the required statement that “the securities have been confirmed.” Please consider whether a new audit opinion needs to be issued.

Response: The Registrant notes that the Fund is a feeder fund in a master-feeder complex and the Fund’s sole investment is in its corresponding master fund. Per discussion with the auditors of the Fund, confirmation language is not included in a feeder fund’s audit opinion under that specific scenario.

Comment No. 41: With respect to iShares U.S. Aggregate Bond Index Fund (formerly, BlackRock U.S. Total Bond Index Fund), a series of BlackRock Funds III, please confirm that the return of capital complies with the shareholder notice requirements regarding a return of capital.

Response: The Registrant confirms that the Fund’s return of capital complies with the shareholder notice requirements.

Comment No. 42: In the Notes to the Financial Statements section of shareholder reports for iShares Russell 1000 Large-Cap Index Fund (formerly, BlackRock Large Cap Index Fund), a series of BlackRock Funds III, BlackRock Debt Strategies Fund, Inc. and BlackRock Balanced Capital Fund, Inc., expand the derivatives disclosure and specify the types of derivatives each Fund invests in.

Response: Please see the response to Comment No. 1 above.

Comment No. 43: With respect to Money Market Master Portfolio and Prime Money Market Master Portfolio, each a series of Master Investment Portfolio, please explain why the Funds’ portfolios are valued at different times each day.

Response: BlackRock offers multiple non-government, non-retail money market funds (i.e., “Prime Money Market Funds”). Based on client feedback, we wanted to offer a variety of Prime Money Market Fund options for our clients subsequent to money market reform in 2016. The Prime Money Market Master Portfolio calculated its floating net asset value per share at 3:00 p.m., which was generally in conformance with other prime money market funds in the industry, in addition to strike times at 8:00 a.m. and 12:00 p.m. The Prime Money Market Master Portfolio was liquidated on April 28, 2017 concurrent with the liquidation of its feeder fund, BlackRock Cash Funds: Prime. The Money Market Master Portfolio strikes a 5:00 p.m. floating net asset value per share because of the limited client base of its sole feeder fund, BlackRock Cash Funds: Institutional. BlackRock Cash Funds: Institutional is currently only available to investment companies for which (i) BlackRock Fund Advisors, BlackRock

Institutional Trust Company, N.A. (“BTC”), or an affiliate provides investment advisory or administrative services, or (ii) BTC acts as securities lending agent and which have directed BTC on their behalf to invest securities lending cash collateral in SL Agency Shares of BlackRock Cash Funds: Institutional. Investor purchase money from this limited client base is generally received by BlackRock Cash Funds: Institutional toward the end of the business day and therefore Money Market Master Portfolio requires a later net asset value strike time.

Comment No. 44: BlackRock Municipal 2018 Term Trust arranged for secured financing through a TOB Trust. Please explain how the Fund covers these senior securities (i.e. floating rate notes and indexed floating rate notes).

Response: The Fund covers its use of TOBs by earmarking or segregating cash or liquid assets in an amount equal to any TOBs floaters, plus any accrued but unpaid interest due on the TOBs floaters, issued by the TOB trust. The Fund does not earmark or segregate assets transferred to a TOBs issuer. Consistent with the Staff’s position set forth in “Investment Management Staff Issues of Interest—Funds Using Tender Option Bond (TOB) Financings,” https://www.sec.gov/divisions/investment/issues-of-interest.shtml#tobfinancing, to the extent the Fund “covers” its obligations under the TOB trust in the manner described, the Fund would not view TOBs to be a “senior security” subject to the asset coverage and other requirements of Section 18 of the 1940 Act.

Comment No. 45: In the prospectus for BlackRock Debt Strategies Fund, Inc., consider supplementing the “Bank Loans Risk” risk disclosure to note that bank loans may not be considered securities and may not have protections offered by securities laws.

Response: The Registrant is a closed-end fund that does not maintain a current prospectus. The Registrant will therefore consider adding such disclosure to the Fund’s next shareholder report.

Comment No. 46: For Managed Account Series, if any fees waived by the investment adviser are subject to recoupment, include disclosure regarding recoupment in the Notes to the Financial Statements section of the Funds’ shareholder reports.

Response: The Registrant confirms that the fees waived by the investment adviser are not subject to recoupment.

Comment No. 47: For BlackRock Money Market Portfolio, a series of BlackRock FundsSM, the Financial Highlights information is presented to four decimal places during the period but beginning and ending net asset value are only presented to two decimal places. Please present the information consistently.

Response: The Fund operates as a retail money market fund under Rule 2a-7 under the 1940 Act. Retail money market funds are not subject to targeted floating NAV reform and continue to show the historical price of fund shares using two decimal points. The financial statements present beginning and ending net asset value using two decimal points for comparability to market reported NAVs. To provide additional detailed information to shareholders, the financial statements show four decimals only for “net investment income,” “net realized gain” and distribution activity in the Financial Highlights.

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Please do not hesitate to contact me at (212) 728-8172 if you have comments or if you require additional information regarding the Annual Reports.

Respectfully submitted,

/s/ Dean A. Caruvana
Dean A. Caruvana

cc:	Benjamin Archibald, Esq.

Gladys Chang, Esq.

Elliot J. Gluck, Esq.